24HR Truck Services Inc.

Profit and Loss

January - December 2023

	TOTAL
Income	
4000 Revenue	
4040 Services	5,000.00
Total 4000 Revenue	**5,000.00**
Total Income	**$5,000.00**
GROSS PROFIT	**$5,000.00**
Expenses	
7200 Facilities	
7225 Telephone & Internet expense	945.53
7240 Insurance Expense	253.50
Total 7200 Facilities	**1,199.03**
7400 Professional Fees	
7420 Tax Filing Fee	750.00
7430 Legal & Professional Services	6,479.00
7480 Consultants & Contractors	6,030.00
Total 7400 Professional Fees	**13,259.00**
7500 Marketing	
7525 Marketing Consultant & Contractor	400.00
7535 Advertising & Marketing	-109.99
Total 7500 Marketing	**290.01**
7600 Administrative Expenses	
7610 Bank Service Charges	1,131.03
7630 Software Services	
7631 Email Management	297.75
7632 Tookan Software	3,832.86
7635 Domain names	679.75
7636 Application software	4,308.03
7637 Software Subscription	1,045.00
7638 Hosting services	51.31
Total 7630 Software Services	**10,214.70**
Total 7600 Administrative Expenses	**11,345.73**
Total Expenses	**$26,093.77**
NET OPERATING INCOME	**$ -21,093.77**
Other Income	
8020 Misc. Income	10,092.00
8040 Bank Credit	140.00
Total Other Income	**$10,232.00**
Other Expenses	
7990 Taxes	1,227.00

24HR Truck Services Inc.

Profit and Loss

January - December 2023

	TOTAL
9100 Amortization	1,666.68
Total Other Expenses	**$2,893.68**
NET OTHER INCOME	**$7,338.32**
NET INCOME	**$ -13,755.45**

<p style="text-align:center;"># 24HR Truck Services Inc.</p>

<p style="text-align:center;">## Balance Sheet</p>

<p style="text-align:center;">As of December 31, 2023</p>

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 PG Bank 9805	-545.61
1020 TD Bank 9835	7,282.86
1030 Stripe Bank	110.98
1040 PayPal Bank	0.00
1050 TD BUSINESS CONVENIENCE PLUS (5077)	0.00
Total Bank Accounts	**$6,848.23**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1300 Undeposited Funds	0.00
1320 Uncategorized Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$6,848.23**
Fixed Assets	
1400 Intangible Assets	25,000.00
1410 Accumulated amortization	-12,332.35
Total 1400 Intangible Assets	**12,667.65**
Total Fixed Assets	**$12,667.65**
TOTAL ASSETS	**$19,515.88**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	6,482.00
Total Accounts Payable	**$6,482.00**
Other Current Liabilities	
2310 Short term Loan	21,750.00
2320 Delaware Division of Revenue Payable	0.00
Out Of Scope Agency Payable	0.00
Total Other Current Liabilities	**$21,750.00**
Total Current Liabilities	**$28,232.00**

24HR Truck Services Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
Long-Term Liabilities	
2400 Loans - Notes Payable	0.00
2500 Loan Payable - SMBX Funding	35,054.94
2610 EIDL Loan	0.00
2620 Interest accrued on EIDL Loan	0.00
Total 2610 EIDL Loan	**0.00**
2630 Loans Notes Payable	0.00
2700 SAFE	87,000.00
Total Long-Term Liabilities	**$122,054.94**
Total Liabilities	**$150,286.94**
Equity	
3010 Capital Stock (CS)	1,410.00
3020 Shareholders Equity	
3021 Shareholder Contributions - AS	14,150.00
3022 Shareholder Contributions - Betty Swan	10,000.00
3023 Shareholder Contributions - DS	3,000.00
3025 Shareholder Contributions- DC	67,250.00
Accumulated EIDL & PPP Forgiveness	0.00
Total 3020 Shareholders Equity	**94,400.00**
Opening Balance Equity	0.00
Retained Earnings	-212,825.61
Net Income	-13,755.45
Total Equity	**$ -130,771.06**
TOTAL LIABILITIES AND EQUITY	**$19,515.88**

24HR Truck Services Inc.

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-13,755.45
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	0.00
1410 Intangible Assets:Accumulated amortization	1,666.68
2000 Accounts Payable (A/P)	6,479.00
2310 Short term Loan	21,750.00
Out Of Scope Agency Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**29,895.68**
Net cash provided by operating activities	**$16,140.23**
FINANCING ACTIVITIES	
2500 Loan Payable - SMBX Funding	-15,487.74
2610 EIDL Loan	-10,000.00
2620 EIDL Loan:Interest accrued on EIDL Loan	-92.00
Net cash provided by financing activities	**$ -25,579.74**
NET CASH INCREASE FOR PERIOD	**$ -9,439.51**
Cash at beginning of period	16,287.74
CASH AT END OF PERIOD	**$6,848.23**